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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     REQUEST FOR WITHDRAWAL OF REGISTRATION

                          Date of Request: May 23, 2002

                             Fidelity Leasing, Inc.
                             ----------------------

                                 c/o CitiCapital
                                1255 Wrights Lane
                             West Chester, PA 19380

                           Re: Fidelity Leasing, Inc.
       Registration on Form S-1 (File No. 333-82237) filed on July 2, 1999 and amended on September 15, 1999

                              Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, the undersigned hereby submits this application for withdrawal of the Registration Statement of Fidelity Leasing, Inc. on Form S-1, together with all exhibits and amendments thereto (File No. 333-82237) (the "Registration Statement"), effective as of the date hereof, or as early thereafter as is practicable.

Fidelity Leasing, Inc. no longer exists, having been merged with CitiCapital. A copy of the consent of CitiCapital to the withdrawal of the Registration Statement is annexed hereto as Exhibit A. There was no circulation of preliminary prospectuses in connection with the proposed offering, the Registration Statement was not declared effective by the Commission, and none of Fidelity Leasing, Inc.'s securities were offered or sold pursuant to the Registration Statement.

Please notify us of the effectiveness of the withdrawal of the Registration Statement by faxing a copy of the withdrawal order to J. Baur Whittlesey, Esq. at (215) 735-2513.


Very truly yours,

                           Fidelity Leasing, Inc., a Pennsylvania corporation


                           /s/ J. Baur Whittlesey
                           -----------------------------------
                           By:  J. Baur Whittlesey
                           Its:  Attorney
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                                    EXHIBIT A
                                    ---------



[CITICAPITAL LETTERHEAD]



May 20, 2002

Please accept this as notice of authority to withdraw the 1999 S-1 filing made by Fidelity Leasing, Inc.

Sincerely,

/s/ Joseph T. Ellis Jr.
-----------------------
Joseph T. Ellis Jr.